UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

April 1, 2020

1.	NEWS RELEASE

The news release announcing the material change described herein was issued and disseminated on April 1, 2020 in Canada and the United States through the facilities of a newswire service.

4.    SUMMARY OF MATERIAL CHANGE

Methanex Corporation (the “Company”) announced on April 1, 2020 that it is deferring approximately US$500 million of previously announced capital spending on its Geismar 3 methanol project for up to 18 months.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced on April 1, 2020 that it is deferring approximately US$500 million of previously announced capital spending on its Geismar 3 methanol project for up to 18 months.

Methanex Corporation is placing its Geismar 3 project, which will be its third methanol plant in Louisiana adjacent to its existing Geismar 1 and Geismar 2 facilities, on temporary “care and maintenance” for up to 18 months. The expected capital spending during a deferral of up to 18 months is the same as the expected capital spending that would have been incurred if the project was cancelled outright. This action will enable the Company to complete this highly advantaged project when market conditions improve.

The Company expects to spend approximately $100 million in Q1 2020 and a further $200 million from April 1, 2020 to September 30, 2021 on the Geismar 3 project, the majority of which is spending that occurred or was committed during Q1 2020. This new amount is approximately $500 million lower over the next 18 months compared to the approximately $800 million that was expected to be spent over that same period. Construction activity and procurement of non-critical equipment and bulk materials will be suspended until market conditions allow the Geismar 3 project to restart.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.	DATE OF REPORT

April 6, 2020

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 6, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary